January 4, 2007

Mr. Patrick Gilmore
Staff Accountant
Division of Corporate Finance
Room 4561
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Acies Corporation
Item 4.01 8-K
Filed December 19, 2006
File No. 000 - 49724

Dear Mr. Gilmore:

An amended version of the above referenced filing, filed on December 21, 2006, reflected revised disclosures and a revised letter from our former auditors as per your letter dated December 21, 2006. Specifically, your comments and our responses are as follows:

SEC COMMENT 1

We note in your disclosure that there were no disagreements with your former accountant during the years ending March 31, 2006 and 2005 and through the date of the 8-K (December 15, 2006). The disclosure should state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of dismissal (December 18, 2006) there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Revise your 8-K to disclose whether there were any disagreements during the years ending March 31, 2006 and 2005 up through the date of dismissal (December 18, 2006). In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-B.

ACIES RESPONSE TO COMMENT 1

There were no disagreements with our former accountants during any of the periods noted and our 8-K was amended to reflect that.

SEC COMMENT 2

We also note you engaged a new accountant on December 18, 2006 and that you did not consult with your new accountant during the years ending March 31, 2006 and 2005 and through the date of the 8-K (December 15, 2006). Similar to the previous comment, revise your 8-K to disclose whether there were any consultations with your new accountants during the years ending March 31, 2006 and 2005 up through the date of engagement (December 18, 2006).

ACIES RESPONSE TO COMMENT 2

There were no consultations with our new accountants during any of the periods noted, up to and inclusive of our engaging them, and our 8-K was amended to reflect that.

SEC COMMENT 3

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

ACIES RESPONSE TO COMMENT 3

An updated Exhibit 16 letter from our former accountants, reflecting changes as per the above, was obtained and filed along with our 8-K/A amended disclosure.

SEC ADDITIONAL GENERAL COMMENTS

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ACIES RESPONSE TO GENERAL COMMENTS

Acies understands and asserts the following:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;
•	SEC staff comments, or changes to disclosure in response to SEC staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any questions or comments.

Sincerely,

/s/ Jeffrey A. Tischler

Jeffrey A. Tischler
Executive Vice President and Chief Financial Officer

cc: Kathleen Collins